TSX: IMG NYSE: IAG	NEWS RELEASE

IAMGOLD FILES TECHNICAL REPORT FOR THE WESTWOOD MINE COMPLEX

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

Toronto, Ontario, January 10, 2024 - IAMGOLD Corporation (TSX:IMG, NYSE:IAG) ("IAMGOLD" or the "Company") is pleased to announce that the Company has filed a technical report for the Westwood Mine Complex ("Westwood" or the "Project"), titled "Technical Report on the Westwood Complex, Quebec, Canada" (the "2024 Westwood Technical Report") dated September 30, 2024.

The 2024 Westwood Technical Report was prepared by representatives of IAMGOLD, Norda Stelo Inc., and ASA Geotech Inc., each of whom is a "qualified person" (a "QP"), in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), as reported in the Company's news release dated December 5, 2024.

The 2024 Westwood Technical Report can be found on the Company's website at www.iamgold.com, as well as on SEDAR at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.shtml.

About IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa. The Company has commenced production at the large-scale, long life Côté Gold Mine in partnership with Sumitomo Metal Mining Co. Ltd., which is expected to be among the largest gold mines in Canada. In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts. IAMGOLD employs approximately 3,600 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices, including its commitment to strive for the goal of Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG).

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations

Tel: 416 360 4743 | Mobile: 416 388 6883

Toll-free: 1 888 464 9999

info@iamgold.com